SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §
240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

SELECT INCOME REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

81618T 10 0

(CUSIP Number)

Mark L. Kleifges

Government Properties Income Trust

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 219-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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1	NAMES OF REPORTING PERSONS Government Properties Income Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 21,500,000

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 21,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

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1	NAMES OF REPORTING PERSONS Reit Management & Research LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 552,827

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 552,827

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,827

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

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1	NAMES OF REPORTING PERSONS Reit Management & Research Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 552,827

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 552,827

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,827

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 81618T 10 0	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS Barry M. Portnoy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,885.364

	8	SHARED VOTING POWER 552,827

	9	SOLE DISPOSITIVE POWER 6,885.364

	10	SHARED DISPOSITIVE POWER 552,827

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 559,712.364

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

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1	NAMES OF REPORTING PERSONS Adam D. Portnoy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,500

	8	SHARED VOTING POWER 552,827

	9	SOLE DISPOSITIVE POWER 6,500

	10	SHARED DISPOSITIVE POWER 552,827

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 559,327

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

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This Amendment No. 1 to the original Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2014 (the “Original Schedule 13D”) by Government Properties Income Trust, a Maryland real estate investment trust (“GOV”), Reit Management & Research LLC, a Delaware limited liability company (“RMR”), Reit Management & Research Trust, a Massachusetts business trust (“RMR Trust”), Barry M. Portnoy and Adam D. Portnoy (individually, a “Reporting Person”, and together, the “Reporting Persons”) is being filed to reflect each of GOV’s and RMR’s entry into a voting agreement (respectively, the “GOV Voting Agreement” and the “RMR Voting Agreement,” and, collectively, the “Voting Agreements”) with Cole Corporate Income Trust, Inc., a Maryland corporation that has elected to be treated as a real estate investment trust for U.S. federal income tax purposes, or CCIT, and American Realty Capital Properties, Inc., a Maryland corporation and parent of the manager of CCIT, or ARCP, with respect to the common shares of beneficial interest, $0.01 par value per share (the “Shares”) of Select Income REIT (“SIR”), as more fully described below.

ITEM 1.                                     SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D/A relates is the Shares of SIR.  SIR’s principal executive offices are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

ITEM 2.                                     IDENTITY AND BACKGROUND.

The persons filing this statement are the Reporting Persons.  There have been no material changes to the information previously reported in the Original Schedule 13D with respect to the Reporting Persons.

ITEM 3.                                     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

There have been no material changes to the information previously reported in the Original Schedule 13D with respect to the reporting persons.

ITEM 4.                                     PURPOSE OF TRANSACTION.

“Item 4. Purpose of Transaction” of the Original Schedule 13D is hereby amended and restated as follows:

GOV and RMR acquired the Shares for investment purposes.

Barry M. Portnoy and Adam D. Portnoy, as Trustees of the Issuer, as well as the Issuer’s officers and other employees of RMR, are eligible to receive grants of Shares under the Issuer’s equity compensation plan. RMR is entitled to receive Shares of the Issuer under its amended and restated business management agreement with the Issuer. Also see Item 6 below.

The Reporting Persons may from time to time engage in discussions with the Issuer, its Board of Trustees and officers, other shareholders and other persons on matters that relate to the

SCHEDULE 13D

CUSIP NO. 81618T 10 0	Page 8 of 17 Pages

management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer. The Reporting Persons and their affiliates may make purchases of Shares of the Issuer from time to time, in the open market or in private transactions, depending upon various factors, including without limitation, the Issuer’s business, prospects and financial condition, the market for such shares, actions taken by the Issuer’s Board of Trustees, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. Each of the Reporting Persons intends to closely monitor its or his investments and may from time to time take advantage of opportunities presented to it or him. The Reporting Persons may in the future formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

On August 30, 2014, GOV and RMR entered into the GOV Voting Agreement and the RMR Voting Agreement, respectively.  The Voting Agreements were entered into concurrently with the execution and delivery of an Agreement and Plan of Merger, or the Merger Agreement, dated August 30, 2014, among Select Income REIT, a Maryland real estate investment trust, or SIR, SC Merger Sub LLC, a Maryland limited liability company and SIR’s wholly owned subsidiary, or Merger Sub, and CCIT, which provides for the merger of CCIT with and into Merger Sub, with Merger Sub surviving as SIR’s wholly owned subsidiary.  The merger of CCIT with and into Merger Sub is referred to herein as the Merger.

Pursuant to the Voting Agreements, each of GOV and RMR has agreed to vote in favor of the issuance of SIR’s common shares of beneficial interest in the Merger as contemplated by the Merger Agreement, upon the terms and subject to the conditions set forth in the Voting Agreements and the Merger Agreement.  In the Voting Agreements GOV and RMR also each agreed, among other things, subject to certain exceptions, not to sell or otherwise assign or dispose of or pledge common shares of SIR that each owns or to deposit those shares into any voting trust or enter into any other voting agreement or arrangement with respect to those shares.  Additionally, pursuant to the Voting Agreements, GOV and RMR have each granted CCIT, and any individual or individuals designated by CCIT, and each of them individually, an irrevocable proxy to vote in favor of the issuance of SIR’s common shares of beneficial interest in the Merger as contemplated by the Merger Agreement, upon the terms and subject to the conditions set forth in the Voting Agreements and the Merger Agreement.

The Voting Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or the closing of the Merger.  The Voting Agreements also contain standstill provisions pursuant to which ARCP has agreed, among other things, not to make unsolicited proposals to acquire GOV, SIR or Senior Housing Properties Trust, or SNH, a Maryland real estate investment trust that agreed to acquire from SIR entities owning 23 healthcare properties that SIR is acquiring through the Merger, substantially concurrently with the closing of the Merger.

The foregoing description of the Voting Agreements is not complete and is subject to and qualified in its entirety by reference to the Voting Agreements, copies of which are attached hereto as Exhibits 99.12 and 99.13, which are incorporated herein by reference.

SCHEDULE 13D

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Except as otherwise described above in this Item 4, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each of the Reporting Persons reserves the right to formulate such plans or proposals in the future.

ITEM 5.                                     INTEREST IN SECURITIES OF THE ISSUER.

“Item 5. Interests in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated as follows:

(a)                               Amount beneficially owned and percentage of class:

GOV beneficially owns 21,500,000 Shares, which represents approximately 35.9% of the issued and outstanding Shares. Due to the terms of the GOV Voting Agreement, GOV is deemed to share voting and dispositive power over such Shares with CCIT.

RMR beneficially owns 552,827 Shares, which represents less than 1% of the issued and outstanding Shares.  RMR Trust does not hold any Shares, but, as the sole member of RMR, may under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) the 552,827 Shares beneficially owned by RMR.  Due to the terms of the RMR Voting Agreement, RMR is deemed to share voting and dispositive power over such Shares with CCIT.

RMR, as manager of GOV, and RMR Trust, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) the 21,500,000 Shares beneficially owned by GOV, but RMR and RMR Trust expressly disclaim any beneficial ownership of GOV’s 21,500,000 Shares.

Mr. Barry M. Portnoy directly owns 6,885.364 Shares and Mr. Adam D. Portnoy directly owns 6,500 Shares, and, in their respective positions with RMR and RMR Trust described in Item 2 of the Original Schedule 13D, may also be deemed to beneficially own (and have shared voting and dispositive power over) the 552,827 Shares beneficially owned by RMR and RMR Trust, each of which represents less than 1% of the issued and outstanding Shares.  In addition, in their respective positions with RMR and RMR Trust described in Item 2 of the Original Schedule 13D, Mr. Barry M. Portnoy and Mr. Adam D. Portnoy may also be deemed to beneficially own (and have shared voting and dispositive power over) the 21,500,000 Shares beneficially owned by GOV, but each expressly disclaims any beneficial ownership of GOV’s 21,500,000 Shares.

RMR, RMR Trust, Mr. Barry M. Portnoy and Mr. Adam D. Portnoy each beneficially own less than 1% of the Shares.  Reference is made to Item 5(a) above as to the Shares beneficially owned by GOV that may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry M. Portnoy or Mr. Adam D. Portnoy.  If all Shares beneficially owned by GOV were beneficially owned by the other Reporting Persons, the percentage beneficial ownership of the Issuer’s Shares by each such other Reporting Person would be approximately 36.8%.

SCHEDULE 13D

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To the Reporting Persons’ knowledge, the other individuals named in Item 2 of the Original Schedule 13D beneficially own an aggregate of 42,344.216 Shares (a portion of which are subject to vesting requirements), which represent less than 1% of the issued and outstanding Shares and which are not included in the percentages owned by the Reporting Persons.  The Reporting Persons expressly disclaim any beneficial ownership of these Shares.

(b)                  Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote:

	GOV:	0

	RMR:	0

	RMR Trust:	0

	Barry M. Portnoy:	6,885.364

	Adam D. Portnoy:	6,500

(ii)	Shared power to vote or direct the vote:

	GOV:	22,500,000

	RMR:	552,827

	RMR Trust:	552,827

	Barry M. Portnoy:	552,827

	Adam D. Portnoy:	552,827

(iii)	Sole power to dispose or to direct the disposition of:

	GOV:	0

	RMR:	0

	RMR Trust:	0

	Barry M. Portnoy:	6,885.364

	Adam D. Portnoy:	6,500

(iv)	Shared power to dispose or to direct the disposition of:

	GOV:	21,500,000

SCHEDULE 13D

CUSIP NO. 81618T 10 0	Page 11 of 17 Pages

RMR:	552,827

RMR Trust:	552,827

Barry M. Portnoy:	552,827

Adam D. Portnoy:	552,827

Reference is made to Item 5(a) above as to the Issuer’s Shares beneficially owned by GOV, which may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry M. Portnoy or Mr. Adam D. Portnoy.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 of the Original Schedule 13D have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the Shares they beneficially own.

The percentages of beneficial ownership reported in this Schedule 13D are based on 59,894,868 Shares of the Issuer outstanding as of August 30, 2014, such number of shares having been provided by the Issuer to the Reporting Persons upon their request.

(c)                   Transactions effected in the past sixty days:

As described in Item 3 of the Original Schedule 13D, on July 8, 2014, GOV and RMR entered into a stock purchase agreement with Equity Commonwealth (formerly, CommonWealth REIT), or EQC, pursuant to which, on July 9, 2014, GOV acquired from EQC 21,500,000 Shares and RMR acquired from EQC 500,000 Shares.

On June 6, 2014, July 7, 2014 and August 7, 2014, RMR acquired 3,006, 2,980 and 3,065 Shares, respectively, for services rendered by it to the Issuer pursuant to the amended and restated business management agreement between RMR and the Issuer.

On August 21, 2014, Mr. Barry M. Portnoy acquired an additional 73.267 Shares pursuant to the Issuer’s dividend reinvestment plan.

(d)                 No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)                   Not applicable.

ITEM 6.                                     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated as follows:

The Issuer and GOV are managed by RMR. One of GOV’s Managing Trustees, Mr. Barry Portnoy, is chairman, majority owner and an employee of RMR. GOV’s other Managing Trustee, Mr. Adam Portnoy, is the son of Mr. Barry Portnoy, and an owner, president, chief executive officer and a director of RMR. Each of GOV’s executive officers is also an officer of RMR. GOV’s Independent Trustees also serve as independent directors or independent trustees

SCHEDULE 13D

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of other companies to which RMR provides management services, including one trustee who is also an independent trustee of the Issuer. Mr. Barry Portnoy serves as a managing director or managing trustee of a majority of the companies RMR provides management services to, including the Issuer, and Mr. Adam Portnoy serves as a managing trustee of a majority of those companies, including the Issuer. In addition, officers of RMR serve as officers of those companies.

RMR provides management services to the Issuer under an amended and restated business management agreement, pursuant to which, for its services, RMR is paid a base business management fee and may earn an incentive management fee.  Ten percent (10%) of the base management fee is payable in Shares which are fully-vested when issued.  If earned, the incentive management fee is payable entirely in Shares, with one-third of such Shares vested on the date of issuance, and the remaining two-thirds vesting thereafter in two equal annual installments. If the issuance of Shares in payment of a portion of the base management fee or incentive management fee would be limited by applicable law and regulations, such portion of the applicable fee will instead be paid in cash.  RMR and certain eligible transferees of Shares issued in payment of the base management fee or incentive management fee are entitled to demand registration rights, exercisable not more frequently than twice per year, and to “piggy-back” registration rights, with certain expenses to be paid by the Issuer. The Issuer and applicable selling shareholders also have agreed to indemnify each other (and their officers, trustees, directors and controlling persons) against certain liabilities, including liabilities under the Securities Act of 1933, as amended, in connection with any such registration.

The foregoing descriptions of provisions of the amended and restated business management agreement and the amendments thereto are not complete and are subject to and qualified in their entireties by reference to the amended and restated business management agreement, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated December 23, 2013, and the first amendment to such amended and restated business management agreement, a copy of which amendment is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated May 9, 2014, each of which is incorporated herein by reference.

Under the Issuer’s equity compensation plan, the Issuer grants restricted shares to the Issuer’s Trustees, which includes Mr. Barry Portnoy and Mr. Adam Portnoy, and to certain employees of RMR, some of whom are the Issuer’s executive officers.

On August 30, 2014, GOV and RMR entered into the GOV Voting Agreement and the RMR Voting Agreement, respectively.  The descriptions of the Voting Agreements in Item 4 above are incorporated in this Item 6 by reference.

Also, see Item 3, Item 4 and Item 5 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1

Joint Filing Agreement, dated as of July 18, 2014, by and among GOV, RMR, RMR Trust, Barry M. Portnoy and Adam D. Portnoy. (Incorporated by reference to the Issuer’s Schedule 13D dated July 9, 2014, File No. 005-86986)

SCHEDULE 13D

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Exhibit 99.2	Stock Purchase Agreement, dated as of July 8, 2014, among GOV, EQC and RMR. (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.3

Term Loan Agreement, dated as of July 9, 2014, among GOV, Wells Fargo Bank, National Association, as Lender and Administrative Agent, and Citibank, N.A., as Lender. (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.4

Credit Agreement, dated as of October 28, 2010, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions initially a signatory thereto. (Incorporated by reference to GOV’s Current Report on Form 8-K dated October 29, 2010, File No. 001-34364.)

Exhibit 99.5

First Amendment to Credit Agreement, dated as of October 18, 2011, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions party thereto. (Incorporated by reference to GOV’s Current Report on Form 8-K dated October 19, 2011, File No. 001-34364.)

Exhibit 99.6

Second Amendment to Credit Agreement, dated as of August 27, 2013, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions party thereto. (Incorporated by reference to GOV’s Current Report on Form 8-K dated August 27, 2013, File No. 001-34364.)

Exhibit 99.7

Third Amendment to Credit Agreement, dated as of July 9, 2014, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions party thereto.  (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.8	Allocation Agreement, dated as of July 8, 2014, between GOV and RMR. (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.9

Amended and Restated Business Management Agreement, dated as of December 23, 2013, between the Issuer and RMR. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated December 23, 2013, File No. 001-35442.)

Exhibit 99.10

First Amendment to Amended and Restated Business Management Agreement, dated as of May 9, 2014, between the Issuer and RMR. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated May 9, 2014, File No. 001-35442.)

SCHEDULE 13D

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Exhibit 99.11	Select Income REIT 2012 Equity Compensation Plan. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated March 6, 2012, File No. 001-35442.)

Exhibit 99.12

Voting and Standstill Agreement, dated as of August 30, 2014, by and among Cole Corporate Income Trust, Inc., Government Properties Income Trust and American Realty Capital Properties, Inc. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated August 30, 2014, File No. 001-35442.)

Exhibit 99.13

Voting and Standstill Agreement, dated as of August 30, 2014, by and among Cole Corporate Income Trust, Inc., Reit Management & Research LLC and American Realty Capital Properties, Inc. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated August 30, 2014, File No. 001-35442.)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 3, 2014
(Date)

GOVERNMENT PROPERTIES INCOME TRUST

/s/ Mark L. Kleifges
(Signature)
Mark L. Kleifges, Treasurer and Chief Financial Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH LLC

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH TRUST

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).